America's Trains Inc.



Financial Statements

2018 - 2019 - 2020

	Page
Balance Sheet	2
Statements of Retained Earnings	3
Statements of Income	3
Statements of Cash Flow	3
Summary of Significant Accounting Issues, Policies and Practices	4

These financial statements have been prepared by America's Trains Inc. They are not audited and have not been reviewed by a Certified Public Accountant.

Based on my knowledge, it is believed that these financial statements do not contain any untrue statement of fact or omit to state a material fact necessary in order to make the statements made, and the financial statements fairly present in all material respects the financial condition and results of operations for the years 2018, 2019 and 2020.

26 Feb 2021   CEO, America's Trains Inc.

P. Barry Jones

America's Trains Inc.
Balance Sheets

	2020	2019	2018
ASSETS			
Current Assets			
Cash and cash equivalents	$ 16,139	$ 13,122	$ 9,467
Prepayment	7,500	7,500	7,500
Total Current Assets	23,639	20,622	16,967
Fixed Assets			
Intangible, exclusive rights	367,457	367,457	367,457
Rail cars	473,234	473,234	473,017
Supplies	740	740	585
Marketing materials	5,160	4,750	4,230
Equipment	6,780	6,600	5,980
Accumulated depreciation			
Net Fixed Assets	853,371	852,781	851,269
Other Assets			
Common stock subscription receivable			
Intangible, systems	24,788	23,486	22,094
Total Other Assets	24,788	23,486	22,094
Total Assets	$ 901,798	$ 896,889	$ 890,330
LIABILITIES			
Current Liabilities			
Accounts payable	$ 4,340	$ 3,100	2,650
Unpaid wages	161,000	107,000	59,000
Equipment, rail cars	15,930	15,000	
Shareholder advances	23,985	23,985	15,450
Total Current Liabilities	205,255	149,085	77,100
Long Term Liabilities			
Equipment, rail cars	469,500	469,500	469,500
Total Liabilities	$ 674,755	$ 618,585	$ 546,600
Stockholder Equity			
Common Voting Stock, no par value, 50,000,000			
Issued,1,238,540 shares	618,112	618,112	618,112
Unpaid, 340,000 shares	-	-	-
Preferred Non-voting Stock, no par value, 1,000,000			
Issued	-	-	-
Retained Earnings	-407,824	-340,366	-271,778
Total Stockholder Equity	210,288	277,746	346,334
Total Liabilities and Stockholder Equity	$ 885,043	$ 896,331	$ 892,934

America's Trains Inc.
Statements of Retained Earnings

	2020	2019	2018
Balance January 1	$ -340,366	$ -271,778	$ -190,659
Common stock contribution			
Net Income	-67,458	-68,588	-81,119
Balance December 31	$ -407,824	$ -340,366	$ -271,778

America's Trains Inc.
Statements of Income

	2020	2019	2018
Revenues	$ -	$ -	$ -
Expenses			
Bank charges	120	44	74
Courier, mail	76	40	278
Internet, wifi	900	1,131	964
Marketing and sales	640	399	3,325
Memberships	45	90	195
Miscellaneous	221	61	84
Office space	4,020	4,020	3,520
Office supplies	584	834	673
Rail car operations	3,600	6,800	7,400
Telephone	960	1,047	686
Travel	1,280	3,383	3,648
Utilities	420	420	420
Wages	54,000	48,000	59,000
Website	592	2,320	853
Net Income (Loss)	$ -$67,458	$ -$68,588	$ -$81,119

America's Trains Inc.
Statements of Cash Flow

	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Loss	$ -67,458	$ -$68,588	$ -$81,119
Cash Used for Operating Activities	-67,458	-$68,588	-$81,119
CASH FLOWS FROM INVESTING ACTIVITIES			
Cash for equipment purchases	$	$ -$217	$ -$40,189
Cash Provided by/used for Investing Activities		-$217	-$40,189
CASH FLOWS FROM FINANCING ACTIVITIES			
Loans from related parties	$ 70,475	$ 72,460	$
Contribution of capital			96,250
Cash Provided by Investing Activities	70,475	72,460	96,250
NET INCREASE (DECREASE) IN CASH	$ 3,017	$ 3,655	$ -25,058
CASH AT BEGINNING OF YEAR	$ 13,122	$ 9,467	$ 34,525
CASH AT END OF YEAR	$ 16,139	$ 13,122	$ 9,467

America's Trains Inc. - Financial Statements

Summary of Significant Accounting Issues, Policies and Practices

Description of Business

America's Trains Inc. ("Company") is incorporated in the State of Wyoming as a C-Corporation with its head office in Huntsville, Texas.

To date, the Company has been funded by the sale of Common Shares and shareholder loans.

Expected sales activities and some business operations were postponed in 2019 while revised provisions for Amtrak to pull private rail cars were being concluded, which has been finalized. The Covid-19 pandemic caused curtailment of progress through 2020 and into 2021, including cessation of marketing and sales plans and related revenue. Post Covid-19 business activities and sales revenue are expected to resume early in and be fully operational by the Fall of 2021.

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Accordingly, they do not include all of the information and notes required by US GAAP for complete audited financial statements of the Company. In the opinion of management, these financial statements reflect a fair presentation of the Company's financial position.

Balance Sheet Assets

Cash and cash equivalents exclude committed shareholder advances that are available on demand using their debit and credit cards, in a manner similar to a line of credit.

Intangible, exclusive rights include rights to aspects of the Company's business including ideas, concepts, techniques, processes, procedures, materials, works of authorship, contacts, relationships, confidential information, trade secrets, sales data, rail car acquisition and use agreements, intellectual property, the business model and related rights that were purchased by the Company from present principals and managers for common stock. Intangible asset amortization will begin when assets are used in an activity to produce income.

Rail cars are stated at cost. Cars include a single high (two) level rail car, the Sunflower. Sunflower mechanical improvements are completed. The car has been Amtrak certified and operational. Some interior remodeling is being completed. The corporation has rights with no specific obligation for two additional cars that are not included in the balance sheet, and sources for subsequent cars.

Accumulated depreciation of rail cars will begin when cars are placed in service to produce income.

Balance Sheet Liabilities

Unpaid wages are for management. It is intended that payment of all or a portion of unpaid wages will be made with unpaid common stock valued at not less than $0.50 per share.

Equipment, rail cars include the Sunflower which is financed by a capitalized lease purchase agreement. Monthly payments are in abeyance pending post Covid-19 movement of the Car to a new location, pursuant to the lease purchase agreement. Payment of the principal balance owed is due in July 2022. The total improved cost of the Sunflower is expected to be about $725,000; management estimates the market value at over $800,000.

Shareholder advances have been provided to the Company since is inception. Repayment of all or some of shareholder advances have been and are expected to be made with unpaid common stock valued at not less than $0.50 per share.

Balance Sheet Stockholder Equity

To facilitate an imminent capitalization offering, in 2020 by a State of Wyoming Corporation Articles of Amendment, Common Shares have been converted to Class A Common Shares, Preferred Class A Shares have been cancelled, and 2,000,000 Class B Common Shares have been authorized.

Statement of Income Revenues

Revenue sources include the sale of individual Journeys by Rail, Train'Shares™, fractional interest (shared) ownership of rail cars, Tracks to Adventure™ tours, branded gift items, personalized on-car services, plus management of Train'Share and fractional interest owner Associations.

Marketing and sales activities and related revenue in 2020 were curtailed due to Covid-19 pandemic issues. Initial sales activities and revenue should restart by mid 2020. Sales revenue is held by the Company to the extent necessary to cover and pay the cost of providing related Journeys by Rail and requested refunds, as provided for in Journey by Rail Terms and Conditions and Train'Share purchase documents, at which time it is recognized and available.

Statement of Income Expenses

Expenses were prudently minimized in 2020 due to Covid-19 pandemic issues and will increase in conjunction with renewed post Covid-10 operating and selling activities.